UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)*

Hickory Tech Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

429060

(CUSIP Number)

Jeffrey A. Christianson
Senior Vice President, General Counsel
Western Wireless Corporation
3650 131st Avenue, S.E.
Bellevue, WA 98006
(425) 586-8700

(Name, Address and Telephone Number of Person Authorized to
Receive Notes and Communications

November 27, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 429060

1	NAMES OF REPORTING PERSONS Western Wireless Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 1,073,649

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 1,073,649

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,073,649

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.63%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 429060

1	NAMES OF REPORTING PERSONS Western CLEC Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 1,073,649

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 1,073,649

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,073,649

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.63%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 429060

1	NAMES OF REPORTING PERSONS WWC CLEC Holding Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 1,073,649

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 1,073,649

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,073,649

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.63%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

     The Schedule 13D and Amendments Nos. 1 and 2 to the Schedule 13D filed by the Reporting Persons on August 7, 2000, August 9, 2000 and April 30, 2001, are hereby amended as set forth herein.

ITEM 1. SECURITY AND ISSUER

     No Modification

ITEM 2. IDENTITY AND BACKGROUND

     No Modification

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No Modification

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is hereby amended and restated in its entirety to read as follows:

     From October 25, 2002 through December 3, 2002, the Reporting Persons sold 141,061 shares of the Common Stock in open market transactions as referenced in Item 5. Following these transactions, the Reporting persons continue to hold 1,073,649 shares of the Common Stock which is approximately 7.63% of the shares outstanding as of September 30, 2002 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, filed with the SEC on November 14, 2002.

     The Reporting Persons continuously review their evaluation of the Issuer’s business and prospects. As a result of that evaluation or upon future developments (including, but not limited to, changes in general economic conditions, telecommunications industry conditions, or money and stock market conditions), the Reporting Persons may determine to further decrease its position in the Issuer. The Reporting Persons may also determine to increase its position in the Issuer or seek to acquire some or all the assets of the Issuer in the future.

     Except as set forth above, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the matters referred to in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) The responses of each Reporting Person to Items 7 through 13 on each of their respective cover pages which relate to the beneficial ownership of the Common Stock and the responses of all Disclosed Persons set forth on Schedule 1 hereto are incorporated herein by reference. All responses reflect beneficial ownership as of the date of this filing. The percentage ownership responses are based upon the outstanding number of shares set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.

     (c)  Since the most recent filing on Schedule 13D, the Reporting Persons effected the following open market transactions in the Common Stock. On October 25, 2002, Western CLEC sold 13, 685 shares of Common Stock at an average price of $10.54, for total gross proceeds of $144,298. On October 28, 2002, Western CLEC sold 10,300 shares of Common Stock at an average price of $10.30, for total gross proceeds of $106,139. On October 30, 2002, Western CLEC sold 5,000 shares of Common Stock at an average price of $10.25, for total gross proceeds of $51,250. On November 1, 2002, Western CLEC sold 10,252 shares of Common Stock at an average price of $10.52, for total gross proceeds of $107,872. On November 4, 2002, Western CLEC sold 2,800 shares of Common Stock at an average price of $10.50, for total gross proceeds of $29,412. On November 5, 2002, Western CLEC sold 10,000 shares of Common Stock at an average price of $10.27, for total gross proceeds of $102,658. On November 6, 2002, Western CLEC sold 25,200 shares of Common Stock at an average price of $10.50, for total gross proceeds of $246,693. On November 7, 2002, Western CLEC sold 4,700 shares of Common Stock at an average price of $10.31, for total gross proceeds of $48,465. On November 18, 2002, Western CLEC sold 4,000 shares of Common Stock at an average price of $10.34, for total gross proceeds of $41,374. On November 19, 2002, Western CLEC sold 5,000 shares of Common Stock at an average price of $10.26, for total gross proceeds of $51,315. On November 20, 2002, Western CLEC sold 2,656 shares of Common Stock at an average price of $10.50, for total gross proceeds of $27,898. On November 22, 2002, Western CLEC sold 3,456 shares of Common Stock at an average price of $10.53, for total gross proceeds of $36,384. On November 25, 2002, Western CLEC sold 22,300 shares of Common Stock at an average price of $10.27, for total gross proceeds of $229,021. On November 26, 2002, Western CLEC sold 1,200 shares of Common Stock at an average price of $10.25, for total gross proceeds of $12,300. On November 27, 2002, Western CLEC sold 9,115 shares of Common Stock at an average price of $10.13, for total gross proceeds of $92,332.75. On November 29, 2002, Western CLEC sold 2,397 shares of Common Stock at an average price of $10.01, for total gross proceeds of $23,990. On December 2, 2002, Western CLEC sold 8,500 shares of Common Stock at an average price of $10.00, for total gross proceeds of $85,000. On December 3, 2002, Western CLEC sold 500 shares of Common Stock at an average price of $10.06, for total gross proceeds of $5,030.

     (d)-(e) None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer among the Reporting Persons or between any Reporting Person and any other person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2002

WESTERN CLEC CORPORATION

By:	/s/ JOHN W. STANTON

Name: John W. Stanton Title: Chief Executive Officer

WWC CLEC HOLDING CORPORATION

By:	/s/ JOHN W. STANTON

Name: John W. Stanton Title: Chief Executive Officer

WESTERN WIRELESS CORPORATION

By:	/s/ JOHN W. STANTON

Name: John W. Stanton Title: Chief Executive Officer

JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Act of 1934, as amended, this will confirm the agreement by and among all of the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of the Common Stock of Hickory Tech Corporation, is being filed on behalf of each of the undersigned.

Date: December 1, 2002

WESTERN CLEC CORPORATION

By:	/s/ JOHN W. STANTON

Name: John W. Stanton Title: Chief Executive Officer

WWC CLEC HOLDING CORPORATION

By:	/s/ JOHN W. STANTON

Name: John W. Stanton Title: Chief Executive Officer

WESTERN WIRELESS CORPORATION

By:	/s/ JOHN W. STANTON

Name: John W. Stanton Title: Chief Executive Officer

Schedule 1

INFORMATION FOR REPORTING PERSONS AND GENERAL PARTNERS, MEMBERS AND/OR
DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

     The following table sets forth the name, business address, and present principal occupation or principal business of each director and executive officer of each Reporting Person. For each person listed, the number of shares with respect to which such person or entity has sole voting power, shared voting power and beneficially owns is none, and each person disclaims beneficial ownership of all shares held by any Reporting Person. The business address of each such person is 3650 131st Avenue, SE, Bellevue, Washington 98006. Each such person is a citizen of the United States, and the principal occupation of each such person is his or her affiliation with Western Wireless Corporation except as otherwise indicated.

WESTERN WIRELESS CORPORATION (“WWC”)

NAME	RELATIONSHIP TO WWC

John W. Stanton	Chairman, Director and Chief Executive Officer
Donald Guthrie	Vice Chairman
Mikal J. Thomsen	Director, President and Chief Operating Officer
Theresa E. Gillespie	Director and Executive Vice President
Bradley J. Horwitz	Executive Vice President
Eric Hertz	Chief Operating Officer
H. Stephen Burdette	Senior Vice President
Jeffrey A. Christianson	Senior Vice President, General Counsel, and Secretary
Scott A. Soley	Executive Director of Accounting (Chief Accounting Officer)
John L. Bunce, Jr.	Director (1)
Mitchell R. Cohen	Director (1)
Daniel J. Evans	Director (2)
Jonathan M. Nelson	Director (3)
Terence M. O’Toole	Director (4)
Peter H. van Oppen	Director (5)

(1)	Managing Director of Hellman & Friedman

(2)	Chairman of Daniel J. Evans Associates

(3)	President and CEO of Providence Equity Partners Inc.

(4)	Managing Director, Goldman, Sachs & Co. Inc.

(5)	Chairman and CEO of Advanced Digital Information Corporation

WESTERN CLEC CORPORATION (“CLEC”)

NAME	RELATIONSHIP TO CLEC

John W. Stanton	Chairman and Chief Executive Officer
Mikal J. Thomsen	President and Chief Operating Officer
Donald Guthrie	Director and Vice Chairman
Theresa E. Gillespie	Director, Executive Vice President
Jeffrey Christianson	Director, Senior Vice President, General Counsel and Secretary
H. Stephen Burdette	Senior Vice President

WWC CLEC HOLDING CORPORATION (“HOLDING”)

NAME	RELATIONSHIP TO HOLDING

John W. Stanton	Chairman and Chief Executive Officer
Mikal J. Thomsen	President and Chief Operating Officer
Donald Guthrie	Director and Vice Chairman
Theresa E. Gillespie	Director, Executive Vice President
Jeffrey Christianson	Director, Senior Vice President, General Counsel and Secretary
H. Stephen Burdette	Senior Vice President